Exhibit 99(i)

[Brochure Distributed to Securities Brokers]

MidAmerican merger proposal: a better choice

August 20, 1996

$655 million*
estimated savings of
MidAmerican/IES
merger 1998-2007

[Graphic presentation of PIE chart showing breakdown by percentage that operating areas will contribute to overall estimated savings]

(In millions of dollars)
$86  - Purchase economies
$117 - Corporate/
       administrative
$132 - System optimization
$349 - Labor
* Net of $29 million of costs
  to achieve savings

         MidAmerican Energy Company's strategy is to be a major low-cost regional energy and communications provider. That's why MidAmerican has proposed a more financially attractive merger to IES shareholders than the proposed merger with WPL Holdings and Interstate Power Company. MidAmerican currently is soliciting proxies from IES shareholders to vote against the Wisconsin deal at the IES shareholder meeting scheduled for September 5.

Transaction terms
* Exchange ratio of 2.346 MidAmerican shares for each IES share in a tax-free exchange
* Cash option of $39 per IES share, subject to maximum of 40% of outstanding shares

Better dividend
Proposed IES dividend
in the Wisconsin deal:                      $2.25
Proposed IES dividend in
MidAmerican's proposal:                     $2.82
Added dividend value of
MidAmerican's proposal
over the Wisconsin deal:                    +25%

Better price
Value of IES stock in
the Wisconsin deal:*                        $36.05
(no cash offered)
Value of IES stock in
MidAmerican's proposal:#                    $38.30
(includes cash election for $39)
Added value of
MidAmerican's proposal
over the Wisconsin deal:                    +6%

* Based on August 16, 1996 closing stock prices
# Blended value based on 40% of IES shares receiving $39 per share in cash and 60% of IES shares receiving MidAmerican common stock worth $37.83 per share, based on August 16, 1996 closing stock prices.

Contacts
J. Sue Rozema - Vice President & Treasurer              515-281-2250
IES shareholder questions                             1-888-776-4692
Internet address                          http://www.midamerican.com

Statements herein constituting predictions of future events represent the opinion of MidAmerican. MidAmerican believes it has a reasonable basis for such opinions.

Better strategy

Strong utility base
         The MidAmerican proposal will create a strong base of operations from which MidAmerican can grow as the transition to a deregulated energy market continues to evolve.
         MidAmerican and IES are fully interconnected, have contiguous territories and have overlapping services in key communities where one company currently provides gas and the other provides electricity. In addition, the companies have joint ownership of 1,078 megawatts of cost-competitive coal-fired generation. The generation facilities are strategically located and are supported by a strong transmission grid that will enable MidAmerican to become a successful participant in a competitive market.

Ownership in McLeod Inc.
         MidAmerican and IES each own an interest in McLeod Inc., a full-service regional telecommunications company based in Iowa. McLeod's management team founded Telecom USA, which was sold to MCI in 1990 for $1.25 billion.
         McLeod's initial public offering was priced at $20 per share in May and has risen to $27.50 per share as of August 16, 1996. Market capitalization currently totals approximately $1.2 billion.
         Upon completion of the merger, MidAmerican would hold approximately 41% of McLeod shares. This would enhance
MidAmerican's competitive position by strengthening the focus on regional energy and communications services.

MidAmerican/IES merger unrecognized value

MidAmerican/IES pro forma cash flow*
(In millions, except per share amounts)
IES cash flow (12 months ended June 30, 1996)                 $        206.3
Interest expense on new debt                                          (18.0)
Acquired cash flow                                            $        188.3
MEC cash flow (12 months ended June 30, 1996)                          435.0
After-tax synergies to shareholders                                     19.2
Combined cash flow                                            $        642.5
Combined shares outstanding                                            142.5
Pro forma cash flow per share                                 $         4.51
* Assumes 40% of total consideration is cash. Assumes $65 million of synergies are split 50/50 between customers and shareholders.
  Based upon after-tax cash flow from operations, exclusive of non-recurring items.

Implied value
Pro forma cash flow per share                                          $4.51
Typical Midwest utility multiple*                                  5-6 times
Cash flow value per share                                      $22.54-$27.06
Combined McLeod holdings                                        $497 million
Combined shares
         outstanding (millions)                                        142.5
Combined McLeod holdings
         per share                                                     $3.49
Total implied value
         per share                                             $26.03-$30.55

*        Examples based on cash flow        Illinova               5.1x
         for the 12 months ended            Western Resources      5.2x
         March 31, 1996                     NIPSCO                 5.8x

Company comparisons
(In millions, except statistics and % amounts)
                    MidAmerican              IES                 Combined
Assets              $       4,500            $        2,000      $        6,500
Revenue             $       1,720            $        850        $       2,570
Earnings            $       123              $        64         $        187
Equity market value $        1,612           $       997         $        2,609
                    MidAmerican              IES                 Combined
Generating capacity
     (megawatts)    4,311                    2,080               6,391
Customers
     Electric       631,000                  332,000             963,000
     Gas            595,000                  173,000             768,000

Natural fit
* System integration eased by proximity
* No new regulatory jurisdictions
* Similar production costs and rates
* Gas and electric service provided separately in many key communities

Integrated system
* Contiguous service territory
* 1,078 megawatts of cost-competitive commonly owned and operated coal-fired generation
* Direct electric interconnections already in place

Merged service area

[Geographical map of Iowa and parts of neighboring States showing
MidAmerican's 345 kV transmission system in comparison with IES', Interstate's and other transmission systems within Iowa and such States]

Strengths of MidAmerican's proposal

Regulatory approvals
         MidAmerican has a track record of quickly completing mergers. The merger that created MidAmerican was the most recent utility merger and was completed in only 11 months. MidAmerican expects to complete this transaction in a similar timeframe after signing an agreement with IES.
         MidAmerican is convinced that the Wisconsin deal will not be completed any sooner. In fact, the Wisconsin deal requires two additional state approvals and Securities and Exchange Commission approval. It also has added complexities associated with Federal Energy Regulatory Commission approval.

Cost savings
         Since the public announcement, MidAmerican has carefully analyzed the cost savings potential of its proposal. To date, savings of more than $650 million over 10 years following the merger have been identified.
         Since MidAmerican has been unable to contact IES directly, the analysis does not incorporate any additional savings that might be identified when the company obtains full access to IES internal information. In addition, nearly all of the savings identified are expense savings rather than capital savings.

Choice of cash or stock
         MidAmerican's proposal allows IES shareholders a choice to receive either cash or MidAmerican shares. Shareholders concerned about personal tax implications can opt to obtain MidAmerican shares in a tax-free exchange.
         The MidAmerican proposal is taxable only to those shareholders who elect to receive cash rather than MidAmerican stock. If more than 40% of the
IES  shares  elect  cash,  then  shareholders   electing  cash  will  receive  a
combination of cash and stock, and the stock portion will be tax-free.

Customer benefits
         MidAmerican has on file with regulators in Iowa and Illinois an innovative pricing proposal that calls for immediate and future price reductions and a five-year price freeze. Under MidAmerican's merger proposal, customers of IES could also benefit from this plan. The pricing plan calls for sharing between customers and shareholders of returns on equity above a threshold level and could provide a basis for the sharing of merger savings with customers. The Wisconsin deal, in comparison, includes no price reductions, no plans for the sharing of benefits and only a three-year price freeze.

Financial strength
         As shown on page two, MidAmerican has strong cash flows to support future investments and its dividend. While MidAmerican will take on additional debt to finance its proposal, it will be used to acquire IES shares. MidAmerican believes this positive leverage will enhance shareholder value. In addition, the cost savings associated with the transaction will further improve MidAmerican's financial position.
         Furthermore, MidAmerican is committed to the redeployment of non-strategic assets and will use the proceeds to reduce debt, buy back stock or invest in its core business. MidAmerican is actively evaluating strategic alternatives for its wholly owned subsidiary, InterCoast Energy Company, including possible divestiture.

Timely and compelling
         MidAmerican has repeatedly tried since before IES announced its Wisconsin deal to convince IES to at least meet to discuss a friendly transaction. The MidAmerican proposal brings more value to IES shareholders than the Wisconsin deal and did not come earlier only because of an existing standstill agreement between IES and MidAmerican. MidAmerican believes its proposal is clearly in the best interests of IES shareholders.

MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.